

05041381

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 17, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alzeon Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 Madison Avenue, 8th Floor
(No. and Street)

New York, NY 10003
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George D'Avanzo 516-769-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236 Jericho NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Davanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alzeon Financial, as of 12/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

VERITY SANSOUCI
Notary Public, State of New York
No. 01SA6039018
Qualified in Queens County
Commission Expires March 20, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in ~~Stockholders'~~ Members' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALZEON FINANCIAL LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE

FOR THE PERIOD FROM
NOVEMBER 17, 2004 TO DECEMBER 31, 2004

ALZEON FINANCIAL LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE
FOR THE PERIOD FROM NOVEMBER 17, 2004 TO DECEMBER 31, 2004

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Alzeon Financial LLC
New York, New York

We have audited the accompanying statement of financial condition of Alzeon Financial LLC as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the period from November 17, 2004 to December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alzeon Financial LLC as of December 31, 2004, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
March 16, 2005

ALZEON FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$16,484
Equipment - net	8,750
Other assets	4,045
Total assets	$29,279

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 4,434
Member's equity	24,845
Total liabilities and member's equity	$29,279

See accompanying notes to financial statements.

ALZEON FINANCIAL LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM NOVEMBER 17, 2004 TO DECEMBER 31, 2004

Expenses

Occupancy	$ 6,711
Other operating expenses	5,121
Net loss	$11,832

See accompanying notes to financial statements.

ALZEON FINANCIAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM NOVEMBER 17, 2004 TO DECEMBER 31, 2004

BALANCES, November 17, 2004	$ 36,677
Net loss for the period	(11,832)
BALANCES, December 31, 2004	$ 24,845

See accompanying notes to financial statements.

ALZEON FINANCIAL LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM NOVEMBER 17, 2004 TO DECEMBER 31, 2004

Cash flows from operating activities	
Net loss	$(11,832)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	500
Decrease in other assets	898
Increase in accounts payable and accrued expenses	4,434
Total adjustments	5,832
Net cash used in operating activities	(6,000)
Cash at November 17, 2004	22,484
Cash at December 31, 2004	$ 16,484

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Alzeon Financial LLC (the "Company") is a Delaware limited liability company located in New York City. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), and became a member of the National Association of Securities Dealers, Inc. (NASD) on November 17, 2004. The Company is wholly-owned by Alzeon Partners LLC ("Partners").

Upon commencement of broker-dealer operations, the Company will clear all customer transactions on a fully disclosed basis through an independent clearing firm, and will not hold customer funds or safekeep customer securities. Accordingly, the Company claims exemption from these requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company will record securities transactions and related revenue and expenses on a trade-date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is súbject to the NYC Unincorporated Business Tax on taxable income.

NOTE 3 - EQUIPMENT

		Estimated Useful Life
Equipment	$12,000	3 years
Less: Accumulated depreciation	(3,250)	
	$ 8,750	

Depreciation expense was $500 for the period from November 17, 2004 to December 31, 2004.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and net capital requirements of $12,050 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

NOTE 5 - SUBSEQUENT EVENTS

On January 11, 2005, the Company received a capital contribution of $14,000 from Partners.

On March 2, 2005, the Company entered into a clearing agreement with a brokerage firm to carry its accounts. The clearing broker will have custody of the Company's securities and cash balances which may be due from the broker. These securities and/or cash positions will serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker.

SUPPLEMENTAL SCHEDULE

ALZEON FINANCIAL LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Computation of Net Capital

Member's equity	$24,845
Nonallowable assets:	
Equipment - net	8,750
Other assets	4,045
Total nonallowable assets	12,795
Net capital	12,050
Minimum capital requirement - the greater of $5,000 or 12.5% of aggregate indebtedness of $4,434	5,000
Excess net capital	$ 7,050
Ratio of aggregate indebtedness to net capital	.37 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 4,434

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 ◦ FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Alzeon Financial LLC
New York, New York

In planning and performing our audit of the financial statements of Alzeon Financial LLC for the period from November 17, 2004 to December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Jericho, New York
March 16, 2005